July 10, 2014
Via Edgar
Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C.  20549

Attention:	Robert F. Telewicz Jr.
Senior Staff Accountant
Division of Corporation Finance

Re:	Investors Real Estate Trust
Form 10-K for fiscal year ended April 30, 2013 Filed on July 1, 2013
File No. 001-35624

Dear Mr. Telewicz:
Following are our responses to the additional comment regarding the above-referenced filing of Investors Real Estate Trust (the "Company") provided in your letter, dated June 10, 2014, on behalf of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to Ms. Diane Bryantt, Chief Financial Officer of the Company. For convenience, we have repeated the Commission's captions and comment (bolded), followed by our response. Reference is also made to the Company's letter to you, dated May 9, 2014 (the "Initial Response Letter") in response to your letter to Ms. Bryantt, dated April 3, 2014, on behalf of the Staff.
Form 10-K for the Year Ended April 30, 2013
Item 2. Properties, page 22
Summary of Individual Properties Owned as of April 30, 2013, page 24
Please address the following with respect to your response to our prior comment 1:
•
Explain to us in greater detail how you determined the Dewey Hill Business Center and the Wirth Corporate Center were not impaired as of January 31, 2014. In your response please tell us the date you received these purchase offers and explain to us how the purchase offers were factored into your impairment analysis.

Dewey Hill:
A letter of intent (an "LOI") to purchase the Company's Dewey Hill Business Center for $3.1 million was received January 23, 2014.  The LOI was reviewed by appropriate management and was determined to be a credible LOI, meaning management would consider selling the property at or near the purchase price set forth in the LOI and would pursue sale discussions with the potential buyer.  Pursuant to ASC 360-10-35, Impairment or Disposal of Long-Lived Assets, the Company identified this LOI as an impairment trigger (the Company refers to events and changes in circumstances that indicate that the carrying amount of a long-lived asset group

Securities and Exchange Commission
July 10, 2014

may not be recoverable as "impairment triggers") causing the Company to test the recoverability of its investment in this asset (commonly referred to as a "Step 1" test). The Company applied a probability-weighted approach in its impairment testing. Based on information from its asset managers, the Company considered at the time of testing that there was a strong probability of sale, and, accordingly, applied a 75% probability of a three-month hold (i.e., the sell scenario) and a 25% probability of a ten-year hold (i.e., the hold scenario) in the Company's impairment testing. Using these probabilities, the undiscounted cash flows from the property exceeded the property's net book value by $541,453 as of January 31, 2014, as shown in the following table. In light of this result, the Company determined that no impairment should be recognized as of January 31, 2014.
Property Name/Scenario	(A) Assigned Probability	(B) Undiscounted Cash Flows[1]	(A*B) = (C) Weighted Undiscounted Cash Flows[2]	(D) Net Book Value	(C-D) Weighted Undiscounted Cash Flows Less Net Book Value
Dewey Hill/HOLD	25%	$8,450,348	$2,112,587	n/a	n/a
Dewey Hill/SELL	75%	3,083,912	2,312,934	n/a	n/a
			$4,425,521	$3,884,068	$541,453

[1]	Undiscounted cash flow amount is the sum of future operating cash flows (less leasing costs) and estimated cash flow from sale of the property at the end of the holding period.
[2]	Sum of undiscounted cash flows multiplied by assigned probabilities.
As set forth in the Initial Response Letter, a sales agreement was signed for this property in the fourth quarter of fiscal year 2014. Because the entry into the sales agreement increased the likelihood that the Company would sell the property, the Company increased the probability it applied to the sell scenario from 75% to 90% for purposes of the Company's impairment testing as of April 30, 2014. The Company recognized an impairment of this property as of April 30, 2014, as reflected in the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 2014 (the "2014 10-K").
Wirth Corporate Center:
As of January 31, 2014, the Company was managing its Wirth Corporate Center as a continuing investment. Among other activities conducted with respect to the property, the Company was seeking new tenants and providing additional investment dollars to the asset, for the future benefit of the property and the Company. However, the Company determined that the fact that the property was generating negative NOI, combined with a recent history of negative NOI, was an impairment trigger, and so the Company performed impairment testing on the property. Because the Company was managing the property as a continuing investment, the Company assumed a 10-year hold period for purposes of the impairment testing.
As shown in the following table, using market assumptions and a 10-year hold period, the net book value of the property exceeded its undiscounted cash flows by $7.2 million as of January 31, 2014.
Property Name/Scenario	Assigned Probability	(A) Undiscounted Cash Flows[1]	(B) Net Book Value	(A-B) Undiscounted Cash Flows Less Net Book Value
Wirth Corporate Center/HOLD	100%	$14,098,407	$6,896,124	$7,202,283
[1]
Sum of undiscounted cash flows multiplied by assigned probabilities. Undiscounted cash flow amount is the sum of future operating cash flows (less leasing costs) and estimated cash flow from sale of the property at the end of the holding period.

As noted in the Company's discussion of this property in the Initial Response Letter, in connection with a strategic plan approved by the Company's Board of Trustees (the "Strategic Plan"), this asset was identified in

Securities and Exchange Commission
July 10, 2014

April 2014 as a candidate for disposition. The identification of Wirth Corporate Center as a candidate for disposition was determined to be an impairment trigger that provided for a change in the Company's holding period assumptions applied to this property during the April 30, 2014 impairment testing. An LOI was received on April 7, 2014 proposing a sale price of $4.75 million. Indications from Company asset managers were that there was a strong probability of sale, and, accordingly, the Company applied a 75% probability of a three-month hold period (i.e., a sale) and a 25% probability of a ten-year hold in its impairment testing. Using these probabilities, the undiscounted cash flows from this property were below net book value by $314,296 as of April 30, 2014, as shown in the following table.
Property Name/Scenario	(A) Assigned Probability	(B) Undiscounted Cash Flows[1]	(A*B) = (C) Weighted Undiscounted Cash Flows[2]	(D) Net Book Value	(C-D) Weighted Undiscounted Cash Flows Less Net Book Value
Wirth Corporate Center/HOLD	25%	$12,090,179	$3,022,545	n/a	n/a
Wirth Corporate Center/SELL	75%	4,614,265	3,460,699	n/a	n/a
			$6,483,244	$6,797,540	$(314,296)
[1]	Undiscounted cash flow amount is the sum of future operating cash flows (less leasing costs) and estimated cash flow from sale of the property at the end of the holding period.
[2]	Sum of undiscounted cash flows multiplied by assigned probabilities.
In its analysis of the offer in the LOI, management considered that lease-up costs of approximately $2.5 million would need to be invested in this asset in order to achieve cash flows sufficient to support the property's carrying value. This additional investment was not in line with the Strategic Plan, and, accordingly, management accepted the terms of the LOI and subsequently negotiated a purchase agreement with the potential buyer. This sale is still pending and has not yet closed. The accepted offer was the basis for management's determination of the fair value of this property, which resulted in recognition of an impairment of approximately $2.1 million in the fourth quarter of fiscal year 2014, as shown in the following table. This impairment is reflected in the 2014 10-K.
	(A)	(B)	(A-B)
	Fair Value	Net Book	Impairment
Property Name	of Property	Value	Amount
Wirth Corporate Center	$4,750,000	$6,797,540	$(2,047,540)

•
For those properties for which no impairment analysis was performed as of April 30, 2013 because the property was generating positive NOI, please tell us whether the NOI generated by the property supports the company's carrying amount and the basis for your conclusions.

For all of its properties, the Company, in accordance with ASC 360-10-35, analyzes whether events or changes in circumstances indicate that the carrying amount of each long-lived asset group may not be recoverable.  The Company refers to such events and changes in circumstances as "impairment triggers," because they cause a long-lived asset group to be tested for recoverability. Judgments regarding the existence of impairment triggers are based on factors such as the operational performance of a property (net operating income and occupancy level), market conditions, the expected holding period of each asset, and events that may affect the financial strength of significant tenants (e.g., a bankruptcy filing). No single factor is necessarily determinative of the existence of an impairment trigger.

Securities and Exchange Commission
July 10, 2014

The Company conducted an impairment trigger analysis on all 13 of the properties whose occupancy was less than 50% as of April 30, 2013. The Company conducted impairment testing on eight of these properties, but, following the guidance of ASC 360-10-35,  and because the Company determined that there were no impairment triggers, the Company did not conduct impairment testing on the other five of those properties. Therefore, under ASC 360-10-35, the Company did not need to determine whether the NOI generated by these five properties supported the Company's carrying amount for them, as that type of cash flow forecast would only be prepared if the property was tested for recoverability in a Step 1 test.
Four of the five properties for which no impairment testing was conducted as of April 30, 2013 were generating positive NOI.  Because these properties were generating positive NOI and the Company determined that there were no other events or changes in circumstances indicating that the properties' carrying amount may not be recoverable (i.e., the Company determined that there were no impairment triggers), the Company, following the guidance of ASC 360-10-35, performed no impairment testing. In regard to the one property which was generating negative NOI and for which no impairment testing was conducted as of April 30, 2013, the Company considered whether the current-period operating or cash flow loss (based on the negative NOI) was combined with a history of operating or cash flow losses or a projection or forecast of continuing losses as outlined in ASC 360-10-35-21(e). The property did not have a consistent history of negative NOI, so the Company determined this did not constitute an impairment trigger, and the Company determined that there were no other events or changes in circumstances indicating that the property's carrying amount might not be recoverable (i.e., the Company determined that there were no impairment triggers). Accordingly, the Company, following the guidance of ASC 360-10-35, performed no impairment testing for this property.

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at 952-401-4802 with any questions or comments with respect to the foregoing.  Thank you.
Sincerely,

/s/ Karin M. Wentz
Karin M. Wentz Associate General Counsel